Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

Lightspeed Financial Services Group LLC

June 30, 2026

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52843

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lightspeed Financial Services Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Headquarters Plaza
(No. and Street)

Morristown	NJ	07690
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Gibb	(201) 320-5758	tgibb@lightspeed.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

300 First Stamford Place	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Thomas Gibb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lightspeed Financial Services Group LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Tom Gibb

Title: President & Chief Operating Officer

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lightspeed Financial Services Group LLC

Table of Contents

Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902
Tel: +1 203 674 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of Lightspeed Financial Services Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lightspeed Financial Services Group LLC (the Company) as of June 30, 2026 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

August 27, 2026

Lightspeed Financial Services Group LLC
Statement of Financial Condition
As of June 30, 2026

Assets		
Cash	$	3,297,755
Cash segregated for the benefit of clients		102,867
Receivables from clearing brokers, less allowance of $859,346		4,791,310
Goodwill		2,466,401
Right-of-use assets		988,727
Receivables from clients		226,415
Receivables from other brokers		234,074
Furniture, equipment, and leaseholds, less accumulated depreciation of $93,217		107,472
Receivables from affiliates		376,032
Deferred tax assets, net		853,382
Other assets		408,485
Total assets	**$**	**13,852,920**
Liabilities and members' equity		
Payables to affiliates	$	1,847,793
Payables to other brokers		1,268,568
Accrued compensation		1,241,868
Lease liabilities		1,184,994
Accounts payable		401,260
Other liabilities		467,514
Total liabilities	**$**	**6,411,997**
Members' equity	**$**	**7,440,923**
Total liabilities and members' equity	**$**	**13,852,920**

See accompanying notes to the Statement of Financial Condition

(1) Organization

Lightspeed Financial Services Group LLC (the Company), majority owned by Lightspeed Holdings, LLC (the Parent), is registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC); is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC); and is a member of the National Futures Association (NFA). Effective October 31, 2025, and following regulatory approval from the Financial Industry Regulatory Authority (FINRA), Wedbush Financial Services, LLC (WFS), a Delaware limited liability company, became the sole owner of the Parent (the Transaction). Prior to the Transaction, Wedbush Capital (WedCap), an investment firm headquartered in Los Angeles, California, was the majority owner of the Company's Parent.

The Company is a member of FINRA and the Securities Investor Protection Corporation. The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. (WSI) and Interactive Brokers (IB) pursuant to clearing agreements (collectively referred to as the Clearing Brokers). The Company files an Exemption report as described in SEA Rule 17a-5.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company.

(b) Use of Estimates

In preparing the Statement of Financial Condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. Although these and other estimates and assumptions are based on the best available information, actual results could differ materially from these estimates.

(c) Segment Reporting

The Company has identified its President and Chief Operating Officer as the chief operating decision maker (CODM). The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. Net income is used by the CODM to monitor budget versus actual results for purposes of assessing business performance and making decisions about resource allocation. Additionally, the CODM uses excess net capital (refer to Note 9 "Net Capital Requirement"), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The accounting policies of the segment are the same as those described in Note 2 "Summary of Significant Accounting Policies". Segment asset balances are presented in the Statement of Financial Condition.

(d) Fair Value

The Company accounts for its financial instruments at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements* (ASC 820). ASC 820 defines fair value in terms of the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial assets and liabilities have a carrying value that approximates fair value. The Company has no financial instruments required to be reported at fair value on a recurring basis.

(e) Cash

The Company maintains cash in accounts held with financial institutions, which may at times, exceed federal insurance limits. The Company has not experienced any losses related to these balances.

(f) Cash Segregated for the Benefit of Clients

Cash segregated for the benefit of clients consists of cash segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934.

(g) Receivables from Clients

Receivables from clients represents fees, commissions, and other balances receivable from clients relating to introducing client trading activity.

(h) Allowance for Credit Losses

The Company accounts for credit losses on financial assets measured on an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses* (ASC 326). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

(i) Goodwill

The Company tests goodwill for impairment annually or when an event occurs, or circumstances change that signify the existence of impairment. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill is less than the respective carrying value. The Company concluded there was no impairment of goodwill for the year ended June 30, 2026.

(j) Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Under ASC 842, *Leases,* the Company recognizes in the Statement of Financial Condition a liability to make lease payments and a right-of-use (ROU) asset representing its right to use the underlying asset for the lease term. ROU assets and lease liabilities for leases with a lease term greater than 12 months

are included in Rights-Of-Use Assets and Lease Liabilities, respectively, in the Statement of Financial Condition.

The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate (IBR) based on the information available at commencement date to calculate the present value of lease payments. The IBR approximates the rate of interest on a collateralized borrowing over a similar term, an amount equal to the lease payments in a similar economic environment.

(k) Revenue Recognition

Transaction fees, consisting of customer commissions and other execution related fees are recorded on a trade-date basis as transactions occur. Fee income consists of ancillary fees charged to customers for shorting securities, account minimums, and low activity fees. Interest income is interest earned on customer margin, credit, and short balances. Other revenue consists primarily of order flow revenue earned on routing customer option trades to other broker dealers. Additional information regarding revenue recognition is included in Note 6 "Revenue from Contracts with Customers."

(l) Income Taxes

Prior to the Transaction, the Company was a limited liability company taxed as a partnership for federal and state income tax purposes. As such, income or loss of the Company was allocated to its members in proportion to their ownership interest in the Company. The Company was subject to Unincorporated Business Tax in New York City (NYC) prior to the Transaction.

Post the Transaction, the Company became a disregarded entity of WFS, which is included in the filing of WedCap's consolidated tax return for federal tax purposes and in WedCap's combined returns for certain states where such filing is required or permitted. The Company elects under ASC 740-10-30-27A to include allocated consolidated current and deferred taxes in the Statement of Financial Condition.

The Company computes its tax provision in accordance with ASC 740, *Income Taxes* (ASC 740), as a partnership before the Transaction and on a modified separate return method post the Transaction. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return.

Sustainable income tax positions are measured to determine the amount of benefit to be recognized in the Statement of Financial Condition based on the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

(m) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization, which is computed on a straight-line method over the useful life as follows:

Property, software, and equipment	Useful life
Furniture	6 years
Equipment	5 years
Leasehold improvements	Shorter of useful life or remaining lease term

The Company evaluates furniture, equipment, and leasehold improvements for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

The following table provides the furniture, equipment, and leasehold improvements included in the Statement of Financial Condition for the period ended June 30, 2026:

Computer equipment	$	139,481
Furniture and fixtures		61,207
Total Furniture, equipment, and leasehold improvements, gross		200,689
Accumulated deprecation and amortization		(93,217)
Total Furniture, equipment, and leasehold improvements, net	**$**	**107,472**

Computer equipment includes right of use assets related to equipment leases. See further details in Note 7 “Leases”.

(n) Recent Accounting Developments

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The amendments in this update improve the transparency of income tax disclosures related to rate reconciliation and income taxes paid by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. Topic 740 is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company adopted this update as of July 1, 2025, and the adoption did not have a material impact on the Company’s Statement of Financial Condition. Refer to Note 8 “Income Taxes” for additional disclosure.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* (Subtopic 220-40). The amendments in this update require disclosure in the notes to financial statements of specified information about certain costs and expenses. Subtopic 220-40 is effective for annual periods beginning after December 15, 2026, with early adoption permitted, and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact of the new guidance but does not expect a material impact in its Statement of Financial Condition.

Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The amendments in this update allow entities to make an accounting policy election to apply a practical expedient when estimating expected credit losses for certain assets, which allows entities to assume that economic conditions at the balance sheet date will remain unchanged for the remaining life of those assets. The amendments are effective in annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of the new guidance but does not expect a material impact in its Statement of Financial Condition.

(3) Receivables from Clearing Brokers

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions and other fees as an introducing broker for transactions of its customers. The clearing and custodial operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. Receivables from clearing brokers is related to the Company's clearing relationship with WSI and IB. On June 30, 2026, Receivables from clearing brokers includes required deposits totaling $534,545 with the Clearing Brokers pursuant to the clearing agreements, as well as $4,256,765 in cash, commissions, and other receivables earned by the Company, net of clearing, other charges payable to the Clearing Brokers and an allowance of $859,346 for doubtful account related to equity deficits which are unlikely to be collected from customers payable to the Clearing Brokers.

Details to the allowance as of June 30, 2026 are as follows:

	Balance at June 30, 2025	Provision	Charge-offs	Balance at June 30, 2026
Allowance for Doubtful Account	$ (697,012)	$ (236,964)	$ 74,630	$ (859,346)

(4) Receivables From/Payables To Other Brokers

Certain customer trades are executed on Electronic Communications Networks, exchanges, and other execution venues for which the Company receives payment for order flow and trading rebates. On June 30, 2026, a receivable of $234,074 was reported as Receivables from other brokers.

On June 30, 2026, the Company had $502,023 of net trading fees reported as Payables to other brokers for the execution of its customer orders.

The Company has commission sharing agreements with other broker dealers for referring customers to the Company. On June 30, 2026, $766,545 was reported as Payables to other brokers pursuant to these arrangements.

(5) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company has not historically experienced nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers, and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral when deemed appropriate.

(6) Revenues from Contracts with Customers

The timing of revenue recognition may differ from the timing of payment by our customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. As of June 30, 2026, the Company had $0 of deferred revenue.

(7) Leases

The Company has an operating lease related to a rental premise with remaining lease term expiring on July 31, 2031, exclusive of renewal and termination options. The Company's measurement of the ROU asset and operating lease liability does not include payments associated with renewal options and tenant improvement allowances since it is not reasonably certain that the Company will exercise those options. The lease agreement does not contain material variable lease payments, buyout options, residual value guarantees or restrictive covenants.

The Company leases computer equipment under a finance lease agreement. The finance lease asset and liability are included within Furniture, equipment, and leaseholds, less accumulated depreciation and Lease liabilities, respectively, in the Statement of Financial Condition. The lease term expires March 31, 2030. The lease does not contain significant variable lease payments, residual value guarantees, or material restrictive covenants.

The following table provides the amounts of lease assets and liabilities in the Statement of Financial Condition for the year ended June 30, 2026:

Assets	
Operating lease asset	$ 988,727
Finance lease asset	100,026
Total lease assets	**$ 1,088,752**
Liabilities	
Operating lease liability	$ 1,080,275
Finance lease liability	104,720
Total lease liabilities	**$ 1,184,994**

The following table presents maturity of the Company's operating and finance lease liabilities as of June 30, 2026:

	Operating Lease	Finance Lease
2027	$ 237,347	$ 31,683
2028	264,188	31,683
2029	270,557	31,683
2030	277,086	23,762
2031	283,778	-
2032	24,122	-
Total future lease payments	**$ 1,357,078**	**$ 118,810**
Less: imputed interest	(276,804)	(14,090)
Present value of lease liabilities	**$ 1,080,275**	**$ 104,720**
Remaining lease term (in years)	5.1	3.8
Discount rate	8.9%	0.6%

(8) Income Taxes

Prior to the Transaction, the Company is taxed as a partnership for federal and state income tax purposes and has recorded tax expense for New York City (NYC) for unincorporated business tax (UBT). Post the Transaction, the Company is a disregarded entity of WFS, a C Corporation which is included in the filing of WedCap's consolidated tax return for federal tax purposes and in WedCap's combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with WedCap. The Company has adopted the modified separate return approach, whereby the Company calculates its corresponding tax amounts in accordance with the current enacted tax laws and rates while also considering those tax attributes that are realized or realizable by WedCap and corresponding consolidated or combined group. The Company believes its adopted modified separate return approach is systematic and rational and is consistently applied.

The Company had no unrecognized tax benefits recorded in the Statement of Financial Condition.

WedCap is no longer subject to U.S. federal examinations for the years before June 30, 2023, and, with a few exceptions, to state and local tax examinations for the years before June 30, 2022.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following as of June 30, 2026:

Deferred tax assets		
Depreciation	$	5,856
Amortization		701,409
Allowance for doubtful reserves		32,610
Accrued expenses		229,260
Section 174 Capitalized R&D Expenditures		-
Lease Liabilities		298,231
State Taxes		72,691
Total deferred tax assets	**$**	**1,340,057**
Deferred tax liabilities		
ROU assets		(248,836)
Other		(237,839)
Total deferred tax liabilities	**$**	**(486,675)**
Net deferred tax assets	**$**	**853,382**

The Company has reviewed its deferred tax assets to assess whether a valuation allowance should be established. Management believes that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance has been established. Utilization of the deferred tax assets is dependent on generating sufficient taxable income at the Company and WedCap.

(9) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital equal to the greater of 6-2/3% of Aggregate Indebtedness, or $250,000.

The Company is also subject to the net capital requirements of the CFTC Regulation 1.17, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1.

At June 30, 2026, the Company had net capital of $2,746,198 which was $2,384,684 in excess of its minimum requirement of $361,514. The ratio of aggregate indebtedness to net capital was 1.97:1.00.

(10) Benefit Plan

The Company participates in a trustee-directed defined contribution retirement plan administered by WSI and qualified under Section 401(k) of the Internal Revenue Code that also covers employees of affiliated companies. Annual employer discretionary contributions vest on a graduated scale based on completed years of service. At June 30, 2026, employer contributions payable to the plan was $97,032 and is included in Accrued compensation in the Statement of Financial Condition.

(11) Contingencies

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims, and regulatory matters. The Company accrues for a settlement when a liability is deemed probable and estimable in Other liabilities in the Statement of Financial Condition. The Company is subject to on-going regulatory inquiries at the present time. Given the inherent difficulty in predicting the outcome of such regulatory matters in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred.

(12) Related-Party Transactions

As of June 30, 2026, the Company had receivable balance of $295,835 due from the Parent, for tax preparation expenses paid on behalf of the Parent, offset by hosting charges paid by the Parent. This receivable balance is reflected in Receivables from affiliates on the Statement of Financial Condition.

For the year ended June 30, 2026, the Company operated under a service level agreement covering commission sharing, connectivity services, shared office space, and other expenses shared with WSI. As of June 30, 2026, the Company had a receivable of $30,479 due from WSI pursuant to the service level agreement. For the year ended June 30, 2026, the Company had $49,717 of receivables due from Coinigy, Inc., a subsidiary of Lightspeed Technology Services LLC (LTS), for invoices paid on Coinigy's behalf. Both these receivable balances are included in Receivables from affiliates on the Statement of Financial Condition.

The Company also utilizes WSI as a clearing broker for equities and options trading as well as a futures commission merchant for futures related transactions. The Company also earns fees related income facilitated by WSI. Pursuant to the clearing agreement with WSI, the Company shares in the interest earned on margin, credit, and short balances of its customers.

As of June 30, 2026, the Company had a clearing deposit of $534,545 and a clearing account balance of $4,851,943 with WSI. The clearing account balance with WSI includes $3,221,151 in net transaction fees and debit & credit interest receivable and $1,630,792 in cash held in various brokerage accounts. These amounts are included in Receivables from clearing brokers on the Statement of Financial Condition.

The Company has an Expense Sharing Agreement (Agreement) with LTS. Under the Agreement, LTS provides development, hosting, and software services to the Company and those services provided by Professional Trading Solutions, Inc. As of June 30, 2026, the Company owed $483,897 to LTS pursuant to the service level agreement. As of June 30, 2026, the Company owed $1,363,896 to WFS for income taxes due pursuant to the tax allocation agreement. Both the payables are included in Payables to affiliates on the Statement of Financial Condition.

(13) Subsequent Events

The Company has evaluated all events subsequent to June 30, 2026, up until the date the Statement of Financial Condition was issued, and has determined there were no events or transactions during said period, other than disclosed in the Statement of Financial Condition, that would require recognition or disclosure in the Statement of Financial Condition.